SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October 2019

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page
1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2019 – September 30, 2019) filed with the Tokyo Stock Exchange on Monday October 28, 2019.
2.	English press release entitled, “Announcement Regarding Interim Dividend and Year-End Dividend Forecast for the Fiscal Year Ending March 31, 2020.”
3.	English press release entitled, “Notice Regarding Repurchase and Cancellation of Own Shares.”
4.	English press release entitled, “Announcement Regarding Management Changes.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 28, 2019	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors and Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Assistant to CEO
ORIX Corporation

Consolidated Financial Results

April 1, 2019 – September 30, 2019

October 28, 2019

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2019 to September 30, 2019

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Six Months Ended September 30, 2019

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2019	1,112,678	(11.8%)	161,702	(17.1%)	228,629	3.5%	159,150	2.6%
September 30, 2018	1,262,014	(16.9%)	195,094	3.2%	220,945	(12.5%)	155,050	(6.6%)

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥123,365 million for the six months ended September 30, 2019 (year-on-year change was a 26.5% decrease) and ¥167,820 million for the six months ended September 30, 2018 (year-on-year change was a 7.0% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2019	124.34	124.24
September 30, 2018	121.13	121.03

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2019	12,511,073	3,027,716	2,962,073	23.7%
March 31, 2019	12,174,917	2,953,201	2,897,074	23.8%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2019	—	30.00	—	46.00	76.00
March 31, 2020	—	35.00	—	—	—

March 31, 2020 (Est.)	—	—	—	41.00	76.00

*Note 3:

For details of dividend forecast for the fiscal year ending March 31, 2020, please refer to “Announcement Regarding Interim Dividend and Year-End Dividend Forecast for the Fiscal Year Ending March 31, 2020” announced today.

3. Forecast for the Year Ending March 31, 2020 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2020	300,000	(7.3%)

*Note 4:

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoption of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 5:	For details, please refer to “2. Financial Information (6) Changes in Accounting Policies” on page 12.

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,629,128 as of September 30, 2019, and 1,324,629,128 as of March 31, 2019.

2. The number of treasury stock was 42,843,944 as of September 30, 2019, and 42,843,783 as of March 31, 2019.

3. The average number of outstanding shares was 1,279,965,110 for the six months ended September 30, 2019, and 1,280,070,926 for the six months ended September 30, 2018.

The Company’s shares held through the Board Incentive Plan Trust (1,796,993 shares as of September 30, 2019 and 1,823,993 shares as of March 31, 2019) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Six Months Ended September 30, 2019

		Six months ended September 30, 2018	Six months ended September 30, 2019	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,262,014	1,112,678	(149,336)	(12)%
Total Expenses	(millions of yen)	1,066,920	950,976	(115,944)	(11)%
Income before Income Taxes	(millions of yen)	220,945	228,629	7,684	3%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	155,050	159,150	4,100	3%
Earnings Per Share (Basic)	(yen)	121.13	124.34	3.21	3%
(Diluted)	(yen)	121.03	124.24	3.21	3%
ROE (Annualized) *1	(%)	11.3	10.9	(0.4)	—
ROA (Annualized) *2	(%)	2.67	2.58	(0.09)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2019 to September 30, 2019)

Total revenues for the six months ended September 30, 2019 (hereinafter, “the second consolidated period”) decreased 12% to ¥1,112,678 million compared to ¥1,262,014 million during the same period of the previous fiscal year due to a decrease in sales of goods and real estate despite increases in finance revenues and gains on investment securities and dividends.

Total expenses decreased 11% to ¥950,976 million compared to ¥1,066,920 million during the same period of the previous fiscal year due to a decrease in costs of goods and real estate sold despite an increase in selling, general and administrative expenses.

In addition, as a result of increases in equity in net income of affiliates and gains on sales of subsidiaries and affiliates and liquidation losses, net, income before income taxes for the second consolidated period increased 3% to ¥228,629 million compared to ¥220,945 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 3% to ¥159,150 million compared to ¥155,050 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the second consolidated period increased 3% to ¥230,389 million compared to the same period of the previous fiscal year.

ORIX made DAIKYO INCORPORATED (hereinafter, “DAIKYO”) a wholly-owned subsidiary in January 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, ORIX changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment figures during the same period of the previous fiscal year have been reclassified.

The Company and its subsidiaries adopted Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) (hereinafter, “new lease standard”) on April 1, 2019. This adoption has resulted in a gross up of right-of-use (hereinafter, “ROU”) assets of investment in operating leases and property under facility operations principally for operating leases, where it is the lessee, such as land leases and office and equipment leases in all of our segments except for Retail segment. For further information, see “(6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment: Finance and fee business

	Six months ended September 30, 2018 (millions of yen)	Six months ended September 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	51,067	45,690	(5,377)	(11)
Segment Profits	16,788	9,151	(7,637)	(45)

	As of March 31, 2019 (millions of yen)	As of September 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	959,725	996,971	37,246	4

Segment revenues decreased 11% to ¥45,690 million compared to the same period of the previous fiscal year due to decreases in finance revenues and services income.

As a result of the foregoing and an increase in selling, general and administrative expenses, segment profits decreased 45% to ¥9,151 million compared to the same period of the previous fiscal year.

Segment assets increased 4% to ¥996,971 million compared to the end of the previous fiscal year due to an increase in investment in operating leases as a result of our adoption of the new lease standard described above.

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing; test and measurement instruments and IT-related equipment rentals and leasing

	Six months ended September 30, 2018 (millions of yen)	Six months ended September 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	141,642	147,216	5,574	4
Segment Profits	20,583	16,625	(3,958)	(19)

	As of March 31, 2019 (millions of yen)	As of September 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	873,775	886,277	12,502	1

Segment revenues increased 4% to ¥147,216 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues.

Segment profits decreased 19% to ¥16,625 million compared to the same period of the previous fiscal year due to an increase in selling, general and administrative expenses.

Segment assets increased 1% to ¥886,277 million compared to the end of the previous fiscal year due to an increase in investment in operating leases as a result of our adoption of the new lease standard described above.

Real Estate Segment: Real estate development, rental and management; facility operation; real estate investment management

	Six months ended September 30, 2018 (millions of yen)	Six months ended September 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	243,998	229,188	(14,810)	(6)
Segment Profits	44,164	46,178	2,014	5

	As of March 31, 2019 (millions of yen)	As of September 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	720,221	742,445	22,224	3

Segment revenues decreased 6% to ¥229,188 million compared to the same period of the previous fiscal year due to a decrease in services income from facilities operations which recognized significant gains on sales of property during the same period of the previous fiscal year.

Segment profits increased 5% to ¥46,178 million compared to the same period of the previous fiscal year due to the recognition of gains on sales of shares of a subsidiary.

Segment assets increased 3% to ¥742,445 million compared to the end of the previous fiscal year due to an increase in investment in operating leases as a result of our adoption of the new lease standard described above.

Investment and Operation Segment: Environment and energy, private equity and concession

	Six months ended September 30, 2018 (millions of yen)	Six months ended September 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	367,675	225,057	(142,618)	(39)
Segment Profits	24,890	28,387	3,497	14

	As of March 31, 2019 (millions of yen)	As of September 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	733,612	772,972	39,360	5

Segment revenues decreased 39% to ¥225,057 million compared to the same period of the previous fiscal year due to a decrease in sales of goods.

Segment profits increased 14% to ¥28,387 million compared to the same period of the previous fiscal year due to an increase in equity in net income of affiliates.

Segment assets increased 5% to ¥772,972 million compared to the end of the previous fiscal year due to an increase in property under facility operations as a result of our adoption of the new lease standard described above.

Retail Segment: Life insurance, banking and card loan

	Six months ended September 30, 2018 (millions of yen)	Six months ended September 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	221,735	225,580	3,845	2
Segment Profits	49,175	43,185	(5,990)	(12)

	As of March 31, 2019 (millions of yen)	As of September 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,571,437	3,946,721	375,284	11

Segment revenues increased 2% to ¥225,580 million compared to the same period of the previous fiscal year due to an increase in life insurance premiums and finance revenues.

Segment profits decreased 12% to ¥43,185 million compared to the same period of the previous fiscal year due to increases in life insurance costs and selling, general and administrative expenses.

Segment assets increased 11% to ¥3,946,721 million compared to the end of the previous fiscal year due to increases in investment in securities and installment loans.

Overseas Business Segment: Asset management, aircraft- and ship-related operations, private equity and finance

	Six months ended September 30, 2018 (millions of yen)	Six months ended September 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	238,763	244,355	5,592	2
Segment Profits	67,716	86,863	19,147	28

	As of March 31, 2019 (millions of yen)	As of September 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,138,928	3,087,300	(51,628)	(2)

Segment revenues increased 2% to ¥244,355 million compared to the same period of the previous fiscal year due to increases in finance revenues and gains on investment securities.

As a result of the foregoing and an increase in equity in net income of affiliates, segment profits increased 28% to ¥86,863 million compared to the same period of the previous fiscal year.

Segment assets decreased 2% to ¥3,087,300 million compared to the end of the previous fiscal year due to a decrease in investment in affiliates.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

			As of March 31, 2019	As of September 30, 2019	Change
					Amount	Percent
Total Assets	(millions of yen	)	12,174,917	12,511,073	336,156	3%
(Segment Assets)			9,997,698	10,432,686	434,988	4%
Total Liabilities	(millions of yen	)	9,211,936	9,473,819	261,883	3%
(Long- and Short-term Debt)			4,495,771	4,345,615	(150,156)	(3)%
(Deposits)			1,927,741	2,092,413	164,672	9%
Shareholders’ Equity	(millions of yen	)	2,897,074	2,962,073	64,999	2%
Shareholders’ Equity Per Share	(yen)		2,263.41	2,314.14	50.73	2%

Notes:	1. Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
2. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 3% to ¥12,511,073 million compared to ¥12,174,917 million at the end of the previous fiscal year due to not only increases in installment loans and investment in securities, but also increases in investment in operating leases, property under facility operations and office facilities as a result of our adoption of the new lease standard. In addition, segment assets increased 4% to ¥10,432,686 million compared to the end of the previous fiscal year.

Total liabilities increased compared to the end of the previous fiscal year due to an increase in other liabilities as a result of our adoption of the new lease standard despite decreases in short-term debt and long-term debt.

Shareholders’ equity increased 2% to ¥2,962,073 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2019	As of September 30, 2019
Cash and Cash Equivalents		1,161,032	981,565
Restricted Cash		122,548	127,875
Investment in Direct Financing Leases		1,155,632	0
Net Investment in Leases		0	1,123,863
Installment Loans		3,277,670	3,475,131
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥38,671 million
September 30, 2019	¥30,619 million
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses		(58,011)	(55,173)
Investment in Operating Leases		1,335,959	1,441,191
Investment in Securities		1,928,916	2,110,469
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥27,367 million
September 30, 2019	¥23,687 million
Property under Facility Operations		441,632	462,327
Investment in Affiliates		842,760	806,634
Trade Notes, Accounts and Other Receivable		280,590	259,653
Inventories		115,695	126,332
Office Facilities		108,390	194,220
Other Assets		1,462,104	1,456,986
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥12,449 million
September 30, 2019	¥11,382 million

Total Assets		12,174,917	12,511,073

Liabilities and Equity
Short-term Debt		309,549	274,813
Deposits		1,927,741	2,092,413
Trade Notes, Accounts and Other Payable		293,480	232,877
Policy Liabilities and Policy Account Balances		1,521,355	1,559,062
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥360,198 million
September 30, 2019	¥336,840 million
Current and Deferred Income Taxes		355,843	368,859
Long-term Debt		4,186,222	4,070,802
Other Liabilities		617,746	874,993

Total Liabilities		9,211,936	9,473,819

Redeemable Noncontrolling Interests		9,780	9,538

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		257,625	258,178
Retained Earnings		2,555,585	2,655,773
Accumulated Other Comprehensive Income (Loss)		(61,343)	(97,128)
Treasury Stock, at Cost		(75,904)	(75,861)

Total ORIX Corporation Shareholders’ Equity		2,897,074	2,962,073
Noncontrolling Interests		56,127	65,643

Total Equity		2,953,201	3,027,716

Total Liabilities and Equity		12,174,917	12,511,073

Note 1:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2019	As of September 30, 2019
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	17,389	22,300
Debt valuation adjustments	582	786
Defined benefit pension plans	(27,902)	(27,116)
Foreign currency translation adjustments	(43,558)	(79,587)
Net unrealized losses on derivative instruments	(7,854)	(13,511)

Total	(61,343)	(97,128)

Note 2:

Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases. For further information, see “(6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Six months ended September 30, 2018	Six months ended September 30, 2019
Revenues :
Finance revenues	117,352	126,124
Gains on investment securities and dividends	11,735	20,381
Operating leases	208,975	202,405
Life insurance premiums and related investment income	180,604	182,468
Sales of goods and real estate	330,761	184,494
Services income	412,587	396,806

Total Revenues	1,262,014	1,112,678

Expenses :
Interest expense	41,848	50,243
Costs of operating leases	127,366	130,921
Life insurance costs	125,734	130,960
Costs of goods and real estate sold	305,313	160,042
Services expense	247,572	247,749
Other (income) and expense, net	(503)	(775)
Selling, general and administrative expenses	210,646	221,191
Provision for doubtful receivables and probable loan losses	8,210	10,573
Write-downs of long-lived assets	26	36
Write-downs of securities	708	36

Total Expenses	1,066,920	950,976

Operating Income	195,094	161,702
Equity in Net Income of Affiliates	6,819	32,617
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	19,032	33,288
Bargain Purchase Gain	0	1,022

Income before Income Taxes	220,945	228,629
Provision for Income Taxes	64,326	66,965

Net Income	156,619	161,664

Net Income Attributable to the Noncontrolling Interests	1,484	2,192

Net Income Attributable to the Redeemable Noncontrolling Interests	85	322

Net Income Attributable to ORIX Corporation Shareholders	155,050	159,150

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(millions of yen)

	Six months ended September 30, 2018	Six months ended September 30, 2019
Net Income :	156,619	161,664

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(1,606)	4,904
Net change of debt valuation adjustments	(81)	204
Net change of defined benefit pension plans	(201)	786
Net change of foreign currency translation adjustments	14,789	(38,045)
Net change of unrealized gains (losses) on derivative instruments	690	(5,728)
Total other comprehensive income (loss)	13,591	(37,879)

Comprehensive Income	170,210	123,785

Comprehensive Income Attributable to the Noncontrolling Interests	1,803	373

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	587	47

Comprehensive Income Attributable to ORIX Corporation Shareholders	167,820	123,365

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In February 2016, the new lease standard was issued, and related amendments were issued thereafter. These updates require a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some changes. These updates require an entity to disclose more information about leases than under the current disclosure requirements. The Company and its subsidiaries adopted these updates, including Accounting Standards Update 2019-01, on April 1, 2019 and used the beginning of the fiscal year of adoption as the date of initial adoption. Consequently, financial information of comparative periods has not been updated and the disclosures required under the new lease standard are not provided for periods before April 1, 2019.

The new lease standard provides a number of optional practical expedients in transition. The Company and its subsidiaries have elected the “package of practical expedients”, which permits the Company and its subsidiaries to not reassess under the new lease standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company and its subsidiaries have elected other new lease standard’s available transitional practical expedients. The new lease standard also provides practical expedients for an entity’s ongoing accounting. The Company and its subsidiaries have elected the short-term lease recognition exemption mainly for vehicle and office equipment leases. Consequently, for those leases that meet the requirements, the Company and its subsidiaries have not recognized ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company and its subsidiaries also have elected the practical expedient to not separate lease and non-lease components for part of leases as lessors.

The impact of the adoption of these updates has resulted in a gross up of ROU assets and corresponding lease liabilities principally for operating leases, such as land leases and office and equipment leases where it is the lessee. The effect of the adoption of these updates on the Company and its subsidiaries’ financial position at the adoption date was increases of ROU assets of ¥ 134,345 million in investment in operating leases, ¥ 77,989 million in property under facility operations, ¥ 75,805 million in office facilities and lease liabilities of ¥ 284,867 million in other liabilities in the consolidated balance sheet as of April 1, 2019. ROU assets in investment in operating leases, property under facility operations and office facilities were ¥ 127,071 million, ¥ 70,292 million and ¥ 72,277 million, respectively, and lease liabilities in other liabilities were ¥ 266,166 million as of September 30, 2019. The adoption had no material effect on the Company and its subsidiaries’ results of operations for the second consolidated period.

(7) Segment Information (Unaudited)

Segment Information by Sector

	(millions of yen)

	Six Months ended September 30, 2018		Six Months ended September 30, 2019		March 31, 2019	September 30, 2019
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	51,067	16,788	45,690	9,151	959,725	996,971
Maintenance Leasing	141,642	20,583	147,216	16,625	873,775	886,277
Real Estate	243,998	44,164	229,188	46,178	720,221	742,445
Investment and Operation	367,675	24,890	225,057	28,387	733,612	772,972
Retail	221,735	49,175	225,580	43,185	3,571,437	3,946,721
Overseas Business	238,763	67,716	244,355	86,863	3,138,928	3,087,300

Segment Total	1,264,880	223,316	1,117,086	230,389	9,997,698	10,432,686

Difference between Segment Total and Consolidated Amounts	(2,866)	(2,371)	(4,408)	(1,760)	2,177,219	2,078,387

Consolidated Amounts	1,262,014	220,945	1,112,678	228,629	12,174,917	12,511,073

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

ORIX made DAIKYO a wholly-owned subsidiary in January 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, ORIX changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment figures during the same period of the previous fiscal year have been reclassified.

Note 3:

The Company and its subsidiaries adopted the new lease standard on April 1, 2019. The impact of the adoption has resulted in gross up of ROU assets of investment in operating leases and property under facility operations principally for operating leases, where it is the lessee, such as land leases and office and equipment leases in all of our segments except for retail segment. For further information, see “(6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Note 4:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Subsequent Events

There are no material subsequent events.

Announcement Regarding Interim Dividend and Year-End Dividend Forecast for the Fiscal Year Ending March 31, 2020

TOKYO, Japan — October 28, 2019 — ORIX Corporation (“ORIX”) announced that at a Board of Directors meeting held today, it adopted resolutions described below with respect to the interim dividend, the record date of which is September 30, 2019, and the forecast for year-end dividend, the record date of which is March 31, 2020.

1.	Details of Interim Dividend for the FY2020.3

	Determined Amount	Most Recent Dividend Forecast (Announced on May 7, 2019)	Dividend Paid for the Previous Fiscal Year (FY2019.3)
Record Date	September 30, 2019	September 30, 2019	September 30, 2018
Dividend Per Share	35.00 yen	35.00 yen	30.00 yen
Total Dividend Amount	44,862 million yen	—	38,453 million yen
Effective Date	December 3, 2019	—	December 4, 2018
Source of Dividend	Retained earnings	—	Retained earnings

2.	Details of Year-End Dividend Forecast for the FY2020.3

The year-end dividend for FY2020.3 is forecasted at 41 yen per share.

Dividend Per Share
Record Date	2nd Quarter-End	Year-End	Yearly
Dividend Forecast	—	41.00 yen	76.00 yen
FY2020.3 Actual Dividend (ending March 31, 2020)	35.00 yen	—	—
FY2019.3 Actual Dividend (ended March 31, 2019)	30.00 yen	46.00 yen	76.00 yen

ORIX targeted a dividend payout ratio of 30%, but to maintain a balance between stable dividends and returning profits to shareholders according to business performance, ORIX has decided to determine the dividend amount for the fiscal year ending March 31, 2020 by adopting either a dividend payout ratio of 30% or an annual dividend per share of 76 yen, whichever is higher.

ORIX will continue to distribute dividends with a focus on an optimal balance between the active pursuit of investment opportunities for profit growth and stable and sustainable distribution of dividends to shareholders.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2019)

Caution Concerning Forward Looking Statements:

These documents May contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2018 – March 31, 2019.”

Notice Regarding Repurchase and Cancellation of Own Shares

TOKYO, Japan — October 28, 2019 — ORIX Corporation (“ORIX”) hereby announces that its Board of Directors passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares, to be implemented pursuant to Article 459, Paragraph 1 of the Companies Act and Article 34 of the Articles of Incorporation. The Board of Directors further resolved to cancel a certain quantity of its own shares pursuant to Article 178 of the Companies Act.

1.	Reason for Repurchase and Cancellation of Own Shares

ORIX will repurchase and cancel its own shares in order to enhance shareholder returns and improve capital efficiency.

2.	Details of Share Repurchase

(1)	Class of shares to be repurchased: Common shares

(2)	Total number of shares: Up to 70,000,000 shares

(approx.5.5% of the total outstanding shares (excluding treasury shares))

(3)	Total purchase price of shares to be repurchased: Up to 100 billion yen

(4)	Repurchase Period: From November 1, 2019 to May 8, 2020

(5)	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

3.	Details of Share Cancellation

(1)	Class of shares to be cancelled: Common shares

(2)	Number of shares to be cancelled:

The total number of shares equivalent to such number of shares that exceeds 5% of the total number of issued shares as of the end of the acquisition of treasury shares based on the resolution of the Board of Directors held on October 28, 2019.

(3)	Scheduled cancellation date: May 29, 2020

* The actual number of shares cancelled will be announced after completing the repurchase stated in 2 above.

(Reference)

1.	Policies for Share Cancellation

At the Board of Directors meeting held today, ORIX approved a policy regarding cancellation of its own shares under which, in principle, ORIX shall maintain a total number of its own shares equal to approximately 5% of the total number of issued shares (at maximum) and shall cancel the shares exceeding such amount.

2.	Status of treasury shares as of September 30, 2019:

Total outstanding shares (excluding treasury shares): 1,281,785,184 shares

Treasury shares: 42,843,944 shares

* The Company’s shares held through the Board Incentive Plan Trust (1,796,993 shares) are not included in the number of treasury shares.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2019)

Caution Concerning Forward Looking Statements:

These documents May contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2018 – March 31, 2019.”

Announcement Regarding Management Changes

Tokyo, Japan — October 28, 2019 — ORIX Corporation (“ORIX”) today made public an announcement regarding management changes.

∎	Management Changes (Effective as of October 31, 2019)

New Position	Present Position	Name
Retire	Managing Executive Officer Assistant to CEO	Hideto Nishitani

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2019)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2018 — March 31, 2019.”